VOID AFTER _______, 2005
REDEEMABLE WARRANT CERTIFICATE TO PURCHASE ONE SHARE OF COMMON STOCK

NUMBER

LW

WARRANTS

LASIK AMERICA, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

PURCHASE WARRANT

CUSIP

THIS CERTIFIES THAT:

, FOR VALUE RECEIVED

or registered assigns (the "Registered Holder") is the owner of the number of Redeemable Warrants (the "Warrants") specified above. Each Warrant initially entitles the Registered Holder to purchase, subject to the terms and conditions set forth in this Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable share of Common Stock of Lasik America, Inc., a Nevada corporation (the "Company"), at any time between May __ , 2002 (the "Initial Warrant Exercise Date"), and the Expiration Date (as hereinafter defined) upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the corporate office of Corporate Stock Transfer, Inc., as Warrant Agent, or its successor (the "Warrant Agent"), accompanied by payment of $10.80 subject to adjustment (the "Purchase Price"), in lawful money of the United States of America in cash or by check made payable to the Warrant Agent for the account of the Company.

This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated November __, 2001, between the Company and the Warrant Agent.

In the event of certain contingencies provided for in the Warrant Agreement, the Purchase Price and the number of shares of Common Stock subject to purchase upon the exercise of each Warrant represented hereby are subject to modification or adjustment.

Each Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional interests will be issued. In the case of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate or Warrant Certificates of like tenor, which the Warrant Agent shall countersign, for the balance of such Warrants.

The term "Expiration Date" shall mean 5:00 p.m. (New York time) on the date which is sixty (60) months after the Initial Warrant Exercise Date. If each such date shall in the State of New York be a holiday or a day on which the banks are authorized to close, then the Expiration Date shall mean 5:00 p.m. (New York time) on the next following day which in the State of New York is not a holiday or a day on which banks are authorized to close.

The Company shall not be obligated to deliver any securities pursuant to the exercise of this Warrant unless a registration statement under the Securities Act of 1933, as amended (the "Act"), with respect to such securities is effective or an exemption thereunder is available. The Company has covenanted and agreed that it will file a registration statement under the Federal securities laws, use its best efforts to cause the same to become effective, use its best efforts to keep such registration statement current, if required under the Act, while any of the Warrants are outstanding, and deliver a prospectus which complies with Section 10(a)(3) of the Act to the Registered Holder exercising this Warrant. This Warrant shall not be exercisable by a Registered Holder in any state where such exercise would be unlawful.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

DATED:

LASIK AMERICA, INC.



LASIK AMERICA INC. CORPORATE SEAL 1988 NEVADA

COUNTERSIGNED:

CORPORATE STOCK TRANSFER, INC.
3200 CHERRY CREEK DR. SOUTH, SUITE 430, DENVER, CO 80209
TRANSFER AGENT AND REGISTRAR

BY:

AUTHORIZED SIGNATURE

SECRETARY

PRESIDENT